FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937
ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 31 January 2006

National completes sale of BNZ Investment Management

The National today announced the completion of the sale of BNZ Investment Management Limited to Assure New Zealand Limited, a wholly owned subsidiary of AXA Asia Pacific Holdings Limited.

The sale was subject to certain conditions.  These conditions have been satisfied and completion occurred on terms consistent with the original sale announcement on 30 November 2005.

A key element to the transaction is a new arrangement between Bank of New Zealand and Assure, under which Bank of New Zealand will distribute Assure’s managed fund products to the Bank’s retail customers.

The sale price is commercial in confidence, but is not material to the National Group’s operations.

Transitional services will be provided by Bank of New Zealand in respect of the BNZ Investment Management operations to assist in the smooth transition of ownership of the business.  These transitional services will be provided at cost and are expected to be in place for up to 12 months.

For further information:

Brandon Phillips Group Manager, External Relations 03 8641 3857 work 0419 369 058 mobile	Hany Messieh Head of Investor Relations 03 8641 2312 work 0414 446 876 mobile
Kim Lovely External Relations Manager 03 8641 4982 work 0406 035 243 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 31 January 2006	Name: Brendan T Case
Title: Associate Company Secretary